Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(COMMISSION FILE NO. 001-32650)

Member Q&A Regarding Merger Proxy

The following information supplements the information in the joint proxy statement/ prospectus dated February 27, 2007 relating to the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”) pursuant to the Agreement and Plan of Merger, dated as of October 17, 2006, as amended (the “Merger Agreement”), among CBOT Holdings, the Board of Trade of the City of Chicago, Inc. (the “CBOT”) and CME Holdings. You should read the following Q&A in conjunction with the more detailed information in the joint proxy statement/prospectus.

Q:	If I own both CBOT Holdings’ common stock and a Series B-1 or B-2 membership in the CBOT, do I need to vote twice?

A:	Yes. If you owned CBOT Holdings’ common stock and a Series B-1 or B-2 membership in the CBOT as of the record date for the special meetings (February 9, 2007) and you wish to vote, you must vote your shares and membership separately.

Q:	What are stockholders of CBOT Holdings being asked to vote upon?

A:	CBOT Holdings’ stockholders are being asked to (1) adopt the Merger Agreement, and (2) give the persons named in the CBOT Holdings Stockholder Proxy Card the right to adjourn the CBOT Holdings special meeting to solicit additional proxies if necessary.

Q:	What are members of the CBOT being asked to vote upon?

A:	CBOT’s Series B-1 and B-2 members are being asked to (1) approve the repurchase of the sole outstanding share of Class B common stock of CBOT Holdings, (2) approve an amended and restated certificate of incorporation for the CBOT (to become effective at the time of the merger), and (3) give the persons named in the CBOT Member Proxy Card the right to adjourn the CBOT special meeting to solicit additional proxies if necessary.

Q:	Will the repurchase of the Class B share of CBOT Holdings affect my trading rights?

A:	No. There is only one share of the Class B common stock of CBOT Holdings and it is owned by a trust, not by any individual. Your trading rights are represented by Series B memberships in the CBOT, not the Class B share of CBOT Holdings.

The board of directors of CBOT Holdings and the board of directors of the CBOT are identical, both consisting of the same 17 directors. Eleven of the directors are elected by the holders of the Class A common stock of CBOT Holdings, and the remaining six directors are elected by the trust as the holder of the single share of Class B common stock of CBOT Holdings. The trust is required to elect as directors to the board of directors of CBOT Holdings the six members that were elected by the Series B-1 and B-2 members to the board of directors of the CBOT. Following the merger, CBOT members will no longer vote in the election of directors of the CBOT (which will become a subsidiary of the CME Group after the merger), so the trust (and the share of Class B common stock) will no longer serve any purpose.

Q:	Is it important that I vote both my shares and my membership?

A:	Yes. If you don’t vote, it is the same as a vote against the merger.

Approval of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Class A common stock, and approval of the repurchase of the Class B share of CBOT Holdings requires the approval of a majority of the outstanding voting power of the Series B-1 and B-2 memberships of the CBOT voting together as a single class. As a result, the failure to submit a proxy or to vote in person at the special meetings will have the same effect as a vote against these proposals.

Q:	How do I vote?

A:	You may vote in advance of the meetings:

•	By mail – by completing, signing and dating your Member Proxy Card and your Stockholder Proxy Card and returning them in the postage-paid envelopes provided to you;

•	On line – by going to www.computershare.com/expressvote and following the steps described on that website to vote both your shares and your membership; or

•	By phone – by calling 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico and following the steps provided by the recorded message to vote both your shares and your membership.

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

Q:	If I support the merger, how should I complete my proxy cards?

A:	If you support the merger and the related proposals:

•	Member Proxy Card – Complete part A of the Member Proxy Card by putting an “X” in the three boxes labeled “For”. Then sign and date your Member Proxy Card and return it in the envelope provided.

•

Stockholder Proxy Card – Complete part A of the Stockholder Proxy Card by putting an “X” in the two boxes under the heading “For”. Then sign and date your Stockholder Proxy Card and return it in the envelope provided.

If you sign, date and return your proxy cards without checking any of the boxes, the persons named as proxies in the cards will vote your shares and membership “for” each of the proposals.

Q:	Why aren’t there any boxes on the proxy cards next to the proposals to transact such other business as may properly be brought before the meetings?

A:	By signing, dating and returning the proxy cards (or voting via telephone or the Internet), the persons named as proxies will have the power to vote your shares and membership in their discretion on any other matters that may be brought before the special meetings (although we aren’t aware of any such matters at this time). You do not need to check any box to grant this power.

Q:	Why didn’t the boards of directors recommend a vote “for” the proposal to vote upon an adjournment or postponement of the meetings to solicit additional proxies, if necessary?

A:	The proposals to vote upon an adjournment or postponement of the special meetings was added to the proxy cards in response to a comment from the Securities and Exchange Commission after the boards of directors had made their recommendations on the proposals relating to the merger. However, a vote “for” these proposals would assist the board of directors in seeking approval of the merger-related proposals because it would give the persons named as proxies the ability to adjourn or postpone the special meetings if necessary to solicit additional votes to approve the merger-related proposals.

Q:	What if I have additional questions on how to vote?

A:	If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings, CME and their respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT stockholders in respect of the proposed transaction. Information regarding CBOT Holdings’ directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.